SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated November 14, 2006 - "Resources at Mirador Norte Provide Significant Addition to the Adjacent Mirador Project"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com
"NEWS RELEASE"
For Immediate Release	November 14, 2006
TSX: CTQ, AMEX: ETQ

RESOURCES AT MIRADOR NORTE PROVIDE SIGNIFICANT ADDITION TO THE ADJACENT MIRADOR PROJECT

VANCOUVER, BRITISH COLUMBIA, November 14th, 2006 – Corriente Resources Inc. announced today that it has received an independent resource assessment by Mine Development Associates of Reno, Nevada for its Mirador Norte copper deposit.

These results have been estimated from 68 diamond drill holes totaling over 13,000 metres of coring. Copper and gold mineral resources have been identified, which include Indicated resources of 171 million tonnes of 0.51% copper and 0.09 g/t gold containing 1.9 billion pounds of copper and 490,000 oz gold and Inferred resources of 45 million tonnes at a grade of 0.51% copper and 0.07 g/t gold containing 500 million pounds of copper and 100,000 oz gold (both Indicated and Inferred resources were estimated at a 0.4% copper cut-off). This deposit is exposed at surface, but open at depth and to the south. Mirador Norte increases the estimated resources available for processing by the planned Mirador concentrator by 28% to 11 billion pounds of copper. Corriente's Indicated and Inferred copper resources including the Panantza and San Carlos deposits 40 kilometres north of Mirador are in excess of 25 billion pounds of copper.

Mirador Norte is located less than 1000 metres from the planned Mirador milling facility. Confirmation of resources at Mirador Norte provides additional options for Mirador development that includes access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

Going forward, various combined mine planning options will be evaluated to maximize the economic returns using a common milling facility from resources that have been identified at Mirador and Mirador Norte. A program of metallurgical testing is already underway to confirm our expectation that the Mirador Norte mineralization will behave in a similar fashion to Mirador and can be processed using the same mill circuit.

Ken Shannon, CEO of Corriente Resources, commented, "We view the establishment of significant copper resources at Mirador Norte as more good news for the Mirador project and a continuation of our effort to build a large resource base for the project that will permit long-life copper mining operations for the benefit of the local community."

The Qualified Person for the disclosure on Mirador and Mirador Norte resources is Steven Ristorcelli of Mine Development Associates and the associated 43-101 Technical Report will be available on SEDAR within 45 days.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new sizable copper projects available for near-term production. Corriente controls 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains four copper and copper-gold porphyry deposits:

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities will be ongoing, as six additional copper-gold targets have been identified in the Corriente Copper Belt to date.

"Ken Shannon"
Kenneth R. Shannon
Chief Executive Officer

For further information please contact Mr. Dan Carriere, Senior Vice-President at (604) 687-0449 or see our web site at www.corriente.com

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com.

520 – 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449 F (604) 687-0827 Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: November 14, 2006
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer